WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

October 9, 2009

Via EDGAR
David Burton
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Item 4.01 on Form 8-K
Filed October 7, 2009
File No. 0-53510

Dear Mr. Burton:

In response to your letter dated October 8, 2009 (the “October 8 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Current Report on Form 8-K filed October 7, 2009. Each response is keyed to the corresponding numbered paragraph in the October 8 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 1 to the Current Report on Form 8-K (File No. 000-53510) (“Form 8-K Amendment No. 1”).

Item 4-01. Change's In Registrant's Certifying Accountant

1.
Please amend your report to include all of the information required by Item 304  of Regulation S-K. Also, include as an exhibit a letter from your former auditors  addressing the revised disclosures. You should file your amendment as a Form 8- K/A with the Item 4.01 designation.

In response to the Staff's comment, our report has been amended to include all of the information required by Item 3.04 of Regulation S-K. We are filing our Form 8-K Amendment No. 1, together with this letter on Form 8-K/A with the Item 4.01 designation. Further, a letter from our former auditors addressing revised disclosures has been filed as an exhibit to the Form 8-K/A.

October 9, 2009

2.
We note that your former auditors (Rotenberg and Company LLP) have applied  for a name change with the Public Company Accounting Oversight Board  (PCAOB). Please tell us when your current auditors (EFP Rotenberg LLP) will  be registered with the PCAOB.

EFP Rotenberg LLP is registered with the PCAOB.

*           *           *
In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer